February 17, 2015

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC  20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc.
Registration Statement on Form S-3
Filed January 28, 2015
File No. 333-201743

Dear Ms. Hsu:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Registrant”). This letter sets forth the response of the Registrant to the verbal comment received from Lulu Cheng, Special Counsel, on behalf of the staff of the Office of Structured Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-201743) on Form S-3 as initially filed on January 28, 2015.  We have discussed the comment with representatives of the Registrant, and the Registrant’s response is set forth below. Capitalized terms in this letter without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the revised form of registration statement submitted herewith.  Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes since the initial filing.

For your convenience, our summary of the Staff’s comment is repeated in italics below, followed by the Registrant’s response.

Katherine Hsu
United States Securities & Exchange Commission
February 17, 2015

1.	The Staff noted that the discussion on S-53 of the form of prospectus supplement regarding the review of pool assets under Rule 193 should be expanded to include a description of the review.
The expanded discussion containing the Sponsor’s review procedures can be found on S-53 to S-54 of the form of prospectus supplement.

The Registrant hopes the Staff will find the above response and the enclosed submission responsive to its comment.  Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Sincerely,

/s/ Henry A. LaBrun
Henry A. LaBrun

cc:	Lulu Cheng, Esq.
Leland F. Bunch
W. Todd Stillerman, Esq.